SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated April 30, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   |X|       Form 40-F   |_|

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   |_|       No   |X|

BARAN GROUP LTD.
Form 6-K

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s Immediate Report dated April 30, 2003, filed with the Tel Aviv Stock Exchange, Israeli Securities Authority and the Companies Registrar. The Immediate Report announces that at a General Special Meeting of Shareholders held on April 27, 2003, the Registrant’s shareholders approved a proposal to change the Registrant’s reporting obligations from those under the Israeli Securities Act, to those under the United States Securities Exchange Act of 1934, as amended.

        Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's Immediate Report dated April 30, 2003, filed with the Tel Aviv Stock Exchange, Israeli Securities Authority and the Companies Registrar. The Immediate Report announces that as of April 27, 2003, Clal Holdings Insurance Businesses Ltd. became an interested party in the Registrant by acquiring in excess of 5% of the Registrant's outstanding shares.

        Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant's Immediate Report dated April 16, 2003, filed with the Tel Aviv Stock Exchange, Israeli Securities Authority and the Companies Registrar. The Immediate Report announces that as of April 15, 2003, Electra Investments (1998) Ltd. ceased being an interested party in the Registrant by virtue of reducing its ownership of the Registrant's outstanding shares to below 5%.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Meir Dor —————————————— Chairman of the Board

Date: April 30, 2003

EXHIBIT INDEX

Exhibit Number	Description

1	Registrant's Immediate Report dated April 30, 2003, filed with the Tel Aviv Stock Exchange, Israeli Securities Authority and the Companies Registrar

2	Registrant's Immediate Report dated April 30, 2003, filed with the Tel Aviv Stock Exchange, Israeli Securities Authority and the Companies Registrar

3	Registrant's Immediate Report dated April 16, 2003, filed with the Tel Aviv Stock Exchange, Israeli Securities Authority and the Companies Registrar

TRANSLATED FROM HEBREW. This English translation is for convenience purposes only, in the event of any conflict, the Hebrew version will control.

Baran Group Ltd.

8 Haomarim St., Omer 84965
Tel: +972-8-6200-200
Fax: +972-8-6200-201

April 30, 2003

To	To	To
The Securities Exchange Authority	Tel Aviv Stock Exchange	The Companies Registrar
22 Canfay Hanesharim St	54 Ehad Ha'am St.	P.O.Box 28178
Jerusalem- 95464	Tel-Aviv- 65202	Jerusalem- 91280
Fax: +972-2-6513940	Fax: +972-3-5105379

Re:	Immediate Report. Baran Group Ltd. ID# 52-003725-0

Baran Group Ltd. (hereinafter, the "Company"), hereby files an immediate report in furtherance of the Company's immediate report, dated as of March 25, 2003.

1.	On April 27, 2003 the Company held a general special meeting, whereby the Company submitted to its shareholders a proposal to change the Company’s securities reporting obligations from reporting in conformity with the Israeli Securities Act -1968 (hereinafter- the “Securities Act) to reporting in conformity with the U.S. Securities Exchange Act of 1934, as amended, pursuant to section 35LB of the Securities Act.

2.	The proposal was approved by the majority of the Company’s shareholders, who voted in person or by proxy at the meeting, except for controlling shareholders. The change in reporting obligations shall take place and be effective on April 30, 2003.

3.	Enclosed please find, a copy of the Company’s annual report, dated as of December 31, 2002, as well as the Company’s Form 20-F that was filed in accordance with the U.S. Securities requirements. The Form 20-F may be viewed at the Company’s web site www.barangroup.com.

Respectfully submitted, Sasson Shilo, Secretary Baran Group, Ltd.

Baran Group Ltd.

8 Haomarim St., Omer 84965
Tel: +972-8-6200-200
Fax: +972-8-6200-201

April 30, 2003

To	To	To
The Securities Exchange Authority	Tel Aviv Stock Exchange	The Companies Registrar
22 Canfay Hanesharim St	54 Ehad Ha'am St.	P.O.Box 28178
Jerusalem- 95464	Tel-Aviv- 65202	Jerusalem- 91280
Fax: +972-2-6513940	Fax: +972-3-5105379

Re:	Immediate Report- Interested Parties Baran Group Ltd. ID# 52-003725-0

Baran Group Ltd. (hereinafter, the "Company"), hereby announces that in accordance with information delivered to us by Clal Holdings Insurance Businesses Ltd. (hereinafter- "Clal"), Clal became an interested party in the Company since April 27th, 2003, due to its acquisition of 459,508 ordinary shares par value 1.00 NIS of the Company, which constitute 5.5% of the Company's outstanding share capital.

Respectfully submitted, Sasson Shilo, Secretary Baran Group, Ltd.

Baran Group Ltd.

8 Haomarim St., Omer 84965
Tel: +972-8-6200-200
Fax: +972-8-6200-201

April 16, 2003

To	To	To
The Securities Exchange Authority	Tel Aviv Stock Exchange	The Companies Registrar
22 Canfay Hanesharim St	54 Ehad Ha'am St.	P.O.Box 28178
Jerusalem- 95464	Tel-Aviv- 65202	Jerusalem- 91280
Fax: +972-2-6513940	Fax: +972-3-5105379

Re:	Immediate Report- Interested Parties Baran Group Ltd. ID# 52-003725-0

Baran Group Ltd. (hereinafter, the "Company"), hereby announces that in accordance with information delivered to us by Electra Investments (1998) Ltd. (hereinafter- "Electra"), Electra has ceased to be an interested party in the Company since April 15th, 2003, due to the decrease in the amount of Electra's holdings of the Company's shares below 5%.

Respectfully submitted, Sasson Shilo, Secretary Baran Group, Ltd.